FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration No. 1139

Santiago, July 28, 2022

Gen. Mgmt. No. 14 /2022

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:       Communicates Significant Event

Dear Sir:

Pursuant to the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045 of the Securities Market Law and General Rule No. 30 of the Financial Market Commission ("CMF" in its Spanish acronym), duly authorized and on behalf of Enel Chile S.A. ("Enel Chile"), I hereby inform the following:

On this date, July 28, 2022, Enel Chile signed a contract in English called "Stock Purchase Agreement", through which Enel Chile agreed to sell to Sociedad Transmisora Metropolitana SpA. all of its shares issued by Enel Transmisión Chile S.A. (the "Purchase and Sale transaction"), equivalent to 99.09% of the latter. Sociedad Transmisora Metropolitana SpA. is a company 100% controlled by Inversiones Grupo Saesa Limitada.

The execution of the Purchase and Sale transaction and the consequent transfer of the shares owned by Enel Chile issued by Enel Transmisión Chile S.A. has been subject to certain suspensive conditions usual for this type of transactions, including the approval of the National Economic Prosecutor's Office in accordance with the provisions of D.L. 211 of 1973. Pursuant to Law No. 18,045 of the Securities Market Law, the Purchase and Sale transaction will be materialized through the execution of a Public Tender Offer (PTO) by the purchaser for the total shares of Enel Transmisión Chile S.A.

The price of the Purchase and Sale transaction amounts to USD 1,345 million for 99.09% of the equity of Enel Transmisión Chile S.A. held by Enel Chile, which may experience variations due to the application of the adjustments stipulated in the Stock Purchase Agreement. The aforementioned price is equivalent to an Enterprise Value of USD 1,526 million.

Enel Transmisión Chile S.A. operates and owns 683 kilometers of transmission lines of which 183 kilometers correspond to the National Transmission System, 499 kilometers to the Zonal Transmission System D, 0.1 kilometers to the Zonal Transmission System C, and 0.2 kilometers to a dedicated transmission line. Additionally, it operates 57 of its own substations and owns and operates assets that are installed in 3 substations owned by third parties.

The execution of the Purchase and Sale transaction is estimated to have a positive effect on Enel Chile's consolidated net income of USD 783 million approximately in 2022. This transaction will also entail the divestiture and loss of control over Enel Transmisión Chile S.A.

The abovementioned implies the termination of the confidential nature of the resolution adopted by the Board of Directors on this matter, which was reported to this Commission on April 28, 2022.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.:	Central Bank of Chile
Santiago Stock Exchange
Electronic Stock Exchange of Chile
Banco Santander Santiago - Bondholders’ Representatives
Central Securities Depository
Risk Rating Commission

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: July 28, 2022